SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 6, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated December 6, 2005, regarding 3 and Ericsson sign major managed services agreement.

Ericsson Press Releases

3 and Ericsson sign major managed services agreement

Date: Tuesday, December 6 2005

Ericsson [NASDAQ: ERICY] to manage 3’s 3G mobile network and IT operations in the UK.

The mobile media company, 3, and Ericsson today announced they have entered into an exclusive managed services partnership. Under the agreement, Ericsson will be responsible for the management of the 3 network and its IT infrastructure in the UK.

This is the largest managed services partnership contract signed by Ericsson to date and one of the largest ever signed in the industry.

Under the new partnership, 3 will retain ownership of the network and IT assets, as well as responsibility for the strategic direction of the network and IT infrastructure. Ericsson will be responsible for the management, operation and performance of that network and IT infrastructure. A supply of equipment, additional technology and related services, is also part of the future relationship.

The innovative seven-year partnership is the first agreement of its type in the UK. The agreement ensures Ericsson will operate the network to the highest standards, while enabling 3 to manage and control its cost base, thereby enhancing the company’s platform for growth.

Ericsson has managed services partnerships already in place with 3 in Australia and Italy, where it manages 3’s multi-vendor networks and service delivery environments and in Sweden where it manages 3’s messaging platform. This new contract delivers further synergies for both parties.

Bob Fuller, CEO of 3 UK said: “We are very pleased to be announcing this innovative partnership with Ericsson. This is an important step in the implementation of our strategy and means we can focus on our core business of providing a convergence of communications, entertainment and information to our customers. 3 will continue to lead the development of 3G services.”

He added: “Ericsson is a managed service specialist and a long-term and trusted partner for 3. This agreement is not just the most efficient way to own and manage infrastructure of this kind, but also the way to deliver the best possible service to our growing customer base. We are delighted that Ericsson will be bringing its extensive management expertise to the 3 network.”

Carl-Henric Svanberg, President and CEO of Ericsson, said: “We are very proud to be entrusted with the responsibility for the ongoing management of 3’s multi-vendor network in the UK. This further strengthens our partnership with Hutchison Whampoa Group. The partnership also means that Ericsson has reached another significant milestone - with this agreement, we will now manage networks that in total serve more than 50 million subscribers worldwide.”

He went on to say: “This is proof of our managed services leadership. We see a growing trend towards managed services, enabling operators to become more successful in a very competitive marketplace. Our extensive experience and expertise, gained from more than 55 managed services contracts with operators around the world, allows us to offer significant cost savings and optimized network quality through global economies of scale and best practice methods, systems and tools.”

As well as taking charge of the management, maintenance and expansion of 3’s network and IT infrastructure, Ericsson will be responsible for the ongoing radio network rollout, the maintenance of the existing 6,300 radio sites and the management of the core network and operations centre.

Over one thousand 3 employees from the network and IT functions will be transferred to Ericsson. Ericsson will benefit from one of the most experienced 3G technical teams in the world and the focus will be on developing and growing the roles that are transferring.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: mailto:press.relations@ericsson.com?Subject=Re: 3 and Ericsson sign major managed services agreement

About 3

3 is a mobile media company delivering a convergence of communications, entertainment and information to customers on the move.

The three areas which form the core of its business are:

* Communications - including all forms of personal communications, voice and video calling; text, picture and video messaging; and mobile blogging

* Entertainment - including television, music audio and video, computer games, and media publishing

* Information services - including wireless web, access to the best of the internet and a range of news services

3 services are available from sister companies in Australia, Austria, Denmark, Hong Kong, Ireland, Israel, Italy, Sweden and soon in Norway. 3 has a sister company with a 3G licence in Indonesia.

For further information, please visit: www.three.co.uk or call the 3 Media Office on 020 7350 5696.

Three facts about 3:

* 3, a mobile media company, launched the UK’s first 3G network

* 3 has over 3.2 million customers (August 2005 figure) in the UK and over 10 million worldwide

* The 3 network offers national coverage for calls and texts, and over 86% population coverage for 3G services.

About Ericsson Managed Services

Ericsson has the telecom industry’s most comprehensive managed services offerings, ranging from designing, building, operating and managing day-to-day operations of a customer’s network, to hosting service applications and enablers, as well as providing network coverage and capacity on demand. As the undisputed leader in managed services, Ericsson has officially announced more than 55 managed services contracts with operators worldwide since 2002. In all its current managed services contracts, excluding hosting, Ericsson is managing networks that together serve more than 50 million subscribers worldwide.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 6, 2005